Filed pursuant to
General Instruction II.K of Form F-9;
File No. 333-137945

This prospectus supplement together with the short form base shelf prospectus to which it relates dated November 6, 2006, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement and the short form base shelf prospectus to which it relates dated November 6, 2006, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, (416) 363-9491, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the office of the Corporate Secretary of the Company at the above-mentioned address and phone number and is also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated November 6, 2006

New Issue	November 13, 2006
BROOKFIELD ASSET MANAGEMENT INC.
$200,000,000
8,000,000 Cumulative Class A Preference Shares, Series 17
This offering of Cumulative Class A Preference Shares, Series 17 (“Series 17 Shares”) of Brookfield Asset Management Inc. (the “Company”) consists of 8,000,000 Series 17 Shares (the “Offering”). The holders of Series 17 Shares will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Company, at a rate of $0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year. The first such dividend, if declared, will be payable as of December 31, 2006 in the amount of $0.1334 per Series 17 Share, based upon an anticipated closing date of November 20, 2006. See “Description of the Series 17 Shares”.
The Series 17 Shares will not be redeemable by the Company prior to December 31, 2011. On and after December 31, 2011, the Company may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Series 17 Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed before December 31, 2012, $25.75 per share if redeemed on or after December 31, 2012 but before December 31, 2013, at $25.50 per share if redeemed on or after December 31, 2013, but before December 31, 2014, at $25.25 per share if redeemed on or after December 31, 2014, but before December 31, 2015 and at $25.00 per share if redeemed on or after December 31, 2015, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Company). See “Description of the Series 17 Shares”.
The Company may at any time give the holders of Series 17 Shares the right, at their option, to convert such shares into a further series of preferred shares designated by the Company. See “Description of the Series 17 Shares”.

The Series 17 Shares will not be convertible by the Company prior to December 31, 2011. On and after December 31, 2011 and subject to approval of the Toronto Stock Exchange (the “TSX”), the Company may, at its option upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Series 17 Shares into Class A Limited Voting Shares of the Company (“Class A Shares”). The number of Class A Shares into which each Series 17 Share may be so converted will be determined by dividing the then applicable redemption price of the Series 17 Shares, together with all accrued and unpaid dividends to but excluding the date of conversion, by the greater of $2.00 and 95% of the weighted average trading price of such Class A Shares on the TSX for the period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day (the ‘‘Current Market Price’’). Fractional Class A Shares will not be issued on any conversion of Series 17 Shares but in lieu thereof the Company will make cash payments. See “Description of the Series 17 Shares”.
The TSX has conditionally approved the listing of the Series 17 Shares distributed under this prospectus supplement (the “Prospectus Supplement”). Listing will be subject to the Company fulfilling all the listing requirements of the TSX, on or before February 7, 2007, including distribution of the Series 17 Shares to a minimum number of public securityholders.

Price $25.00 per Series 17 Share to Yield 4.75% per Annum

RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., TD Securities Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., Canaccord Capital Corporation, Desjardins Securities Inc., Trilon Securities Corporation and Westwind Partners Inc. are acting as underwriters (collectively, the “Underwriters”) of this Offering. The Underwriters, as principals, conditionally offer the Series 17 Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Torys LLP and on behalf of the Underwriters by Goodmans LLP. See “Plan of Distribution”.
Under Canadian securities legislation, the Company is considered to be a related issuer of Trilon Securities Corporation, one of the Underwriters, as the Company owns more than 20% of the voting securities of Trilon Securities Corporation. See “Plan of Distribution”.

			Net Proceeds
		Underwriters’	to the
	Price to the Public(1)	Fee(1)	Company(2)
Per Series 17 Share	$25.00	$0.75	$24.25
Total	$200,000,000	$6,000,000	$194,000,000

(1)	The Underwriters’ fee for the Series 17 Shares is $0.25 for each such share sold to certain institutions and $0.75 per share for all other Series 17 Shares sold by the Underwriters. The Underwriters’ fee indicated in the table assumes that no Series 17 Shares are sold to such institutions.

(2)	Before deducting the Company’s expenses of this Offering, estimated to be $300,000, which, together with the Underwriters’ fee, will be paid for by the Company.
In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series 17 Shares at levels other than those which otherwise might prevail on the open market. See “Plan of Distribution”.
Subscriptions for the Series 17 Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on November 20, 2006 or on such other date as the Company and the Underwriters may agree, but not later than November 27, 2006. A book entry only certificate representing the

Series 17 Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited (“CDS”) or its nominee and will be deposited with CDS on the closing of this Offering. The Company understands that a purchaser of Series 17 Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series 17 Shares are purchased. See “Book Entry Only System”.

TABLE OF CONTENTS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS	1

DOCUMENTS INCORPORATED BY REFERENCE	1

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	2

THE COMPANY	3

USE OF PROCEEDS	3

PLAN OF DISTRIBUTION	3

EARNINGS COVERAGE RATIOS	4

RATINGS	4

DESCRIPTION OF THE SERIES 17 SHARES	4

BOOK ENTRY ONLY SYSTEM	7

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	7

RISK FACTORS	9

ELIGIBILITY FOR INVESTMENT	9

EXPERTS	9

TRANSFER AGENT AND REGISTRAR	9

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	10

AUDITORS’ CONSENT	A-1

CERTIFICATE OF THE UNDERWRITERS	C-1

     You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and accompanying short form base shelf prospectus of the Company dated November 6, 2006 (the “Prospectus”) or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT
FORM BASE SHELF PROSPECTUS
     This document is in two parts. The first is the Prospectus Supplement, which describes the specific terms of the Series 17 Shares. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Series 17 Shares.
     In this Prospectus Supplement, unless the context otherwise indicates, references to the “Company” refer to Brookfield Asset Management Inc. and references to “Brookfield” refer to the Company and its direct and indirect subsidiaries. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in Canadian dollars, except where otherwise indicated.
DOCUMENTS INCORPORATED BY REFERENCE
     This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof.
     The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the Company’s renewal annual information form dated March 31, 2006 (the “AIF”);

(b)	the Company’s audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2005 and 2004, together with the report of the auditors thereon, found at pages 59 through 96 of the Company’s 2005 annual report;

(c)	the management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above, found at pages 8 through 43 of the Company’s 2005 annual report;

(d)	the Company’s unaudited comparative interim consolidated financial statements for the six months ended June 30, 2006 and 2005;

(e)	the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in (d) above;

(f)	the Company’s press release dated November 3, 2006 announcing the Company’s financial results for the three and nine months ended September 30, 2006; and

(g)	the Company’s management information circular dated March 17, 2006.
     All documents of the Company of the type referred to above and any material change reports (excluding confidential reports) which are required to be filed by the Company with the Ontario Securities Commission after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.
     Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement, the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.
     Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the office of the Corporate Secretary of the Company at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This Prospectus Supplement contains “forward-looking statements” within the meaning of Canadian and United States securities laws. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Company’s filings with Canadian and United States securities regulators, including its Form 40-F filed with the United States Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
THE COMPANY
     Brookfield is an asset management company. Focused on property, power and infrastructure assets, Brookfield has approximately US$50 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.
USE OF PROCEEDS
     The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the estimated expenses of this Offering, will be $193,700,000, assuming that no Series 17 Shares are sold to certain institutions. The Company will use the net proceeds of this Offering for general corporate purposes, including the repayment of corporate debt.
PLAN OF DISTRIBUTION
     Under an agreement (the ‘‘Underwriting Agreement’’) dated November 13, 2006 among the Underwriters and the Company, the Company has agreed to issue and sell, and the Underwriters have agreed to purchase, on November 20, 2006 or on such other date as may be agreed, but in any event not later than November 27, 2006, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 8,000,000 Series 17 Shares at a price of $25.00 per share for an aggregate price of $200,000,000. The Underwriting Agreement provides that the Company will pay to the Underwriters a fee of $0.25 per share for Series 17 Shares sold to certain institutions and $0.75 per share for all other Series 17 Shares purchased by the Underwriters, in consideration for their services in connection with this Offering. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Series 17 Shares offered hereby if any are purchased under the Underwriting Agreement. The distribution price of the Series 17 Shares was determined by negotiation between the Company and the Underwriters.
     The TSX has conditionally approved the listing of the Series 17 Shares distributed under this Prospectus Supplement. Listing will be subject to the Company fulfilling all the listing requirements of the TSX, on or before February 7, 2007, including distribution of the Series 17 Shares to a minimum number of public securityholders.
     Pursuant to the terms of the Underwriting Agreement, the Company shall not sell, or announce its intention to sell, nor authorize or issue, any preferred shares or any securities convertible into or exchangeable for preferred shares, other than the Series 17 Shares, during the period commencing on November 9, 2006 and ending 90 days after the closing date of this Offering, without the prior written consent of RBC Dominion Securities Inc. and CIBC World Markets Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld.
     The Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Series 17 Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series 17

Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.
     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial securities legislation.
     The distribution of this Prospectus Supplement and the Offering and sale of the Series 17 Shares are subject to certain restrictions under the laws of certain jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series 17 Shares in any such jurisdiction except in accordance with the laws thereof.
     Trilon Securities Corporation, one of the Underwriters, is an affiliate of the Company. Consequently, the Company is a “related issuer” of Trilon Securities Corporation under applicable securities legislation. The decision to distribute the Series 17 Shares and the determination of the terms of the distribution, including the price of the Series 17 Shares, were made through negotiations between the Company and the Underwriters. Trilon Securities Corporation will receive no benefit in connection with the Offering other than receiving a portion of the Underwriters’ fees described above.
EARNINGS COVERAGE RATIOS
     The Company’s dividend requirements on all of its preference shares for the 12 months ended September 30, 2006 and December 31, 2005, after giving effect to the issue of the Series 17 Shares, and adjusted to a before tax equivalent using an effective tax rate of 28%, amounted to US$97 million and US$93 million, respectively. The Company’s interest requirements for the 12 months ended September 30, 2006 and December 31, 2005 amounted to US$988 million and US$872 million, respectively. The Company’s earnings before interest and income tax for the 12 months ended September 30, 2006 and December 31, 2005 were US$1,941 million and US$2,853 million, respectively, which are 1.8 times and 3.0 times the Company’s aggregate dividend and interest requirements for the respective periods.
RATINGS
     The Series 17 Shares are rated ‘‘P-2’’ by Standard & Poor’s Rating Service (‘‘S&P’’) and ‘‘Pfd-2 (low)’’, by Dominion Bond Rating Service Limited (‘‘DBRS’’). A ‘‘P-2’’ rating by S&P is the second of the three sub-categories within the second highest rating of the eight standard categories of ratings utilized by S&P for preferred shares. The DBRS rating of ‘‘Pfd-2 (low)’’ is the lowest sub-category within the second highest rating of the five standard categories of ratings utilized by DBRS for preferred shares. “High” and “low” grades may be used to indicate the relative standing of a credit within a particular rating category.
     Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings assigned to the Series 17 Shares may not reflect the potential impact of all risks on the value of the Series 17 Shares. A rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency. Prospective investors should consult the relevant rating organization with respect to the interpretation and implications of the ratings.
DESCRIPTION OF THE SERIES 17 SHARES
     The following is a summary of certain provisions attaching to or affecting the Series 17 Shares as a series. See “Description of the Preference Shares” in the Prospectus for a summary of the provisions attaching to the Class A Preference Shares. This summary is supplemented by the full attributes of such shares which will be available following the closing of this Offering on the Company’s SEDAR profile at www.sedar.com.
Issue Price
     The Series 17 Shares will have an issue price of $25.00 per share.

Dividends
     The holders of Series 17 Shares will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Company, at a rate of $0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of December, March, June and September of each year. The first such dividend, if declared, will be payable as of December 31, 2006 in the amount of $0.1334 per Series 17 Share, based upon an anticipated closing date of November 20, 2006.
Redemption
     The Series 17 Shares will not be redeemable by the Company prior to December 31, 2011. On and after December 31, 2011, the Company may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Series 17 Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed before December 31, 2012, $25.75 per share if redeemed on or after December 31, 2012 but before December 31, 2013, at $25.50 per share if redeemed on or after December 31, 2013, but before December 31, 2014, at $25.25 per share if redeemed on or after December 31, 2014, but before December 31, 2015 and at $25.00 per share if redeemed on or after December 31, 2015, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Company).
     If less than all of the outstanding Series 17 Shares are at any time to be redeemed, the shares will be redeemed on a pro rata basis.
Conversion
     The Company may at any time give the holders of Series 17 Shares the right, at their option, to convert such shares into a further series of preferred shares designated by the Company.
     The Series 17 Shares will not be convertible by the Company prior to December 31, 2011. On and after December 31, 2011 and subject to approval of the TSX, the Company may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Series 17 Shares into Class A Shares. The number of Class A Shares into which each Series 17 Share may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to but excluding the date of conversion, by the greater of $2.00 and 95% of the Current Market Price. Fractional Class A Shares will not be issued on any conversion of Series 17 Shares but in lieu thereof the Company will make cash payments.
Purchase for Cancellation
     Subject to applicable law and to the provisions described under “– Restrictions on Dividends and Retirement and Issue of Shares’’ below, the Company may at any time purchase for cancellation the whole or any part of the Series 17 Shares at the lowest price or prices at which in the opinion of the board of directors of the Company such shares are obtainable.
Rights on Liquidation
     In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series 17 Shares will be entitled to receive $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of any shares ranking junior as to capital to the Series 17 Shares. Upon payment of such amounts, the holders of the Series 17 Shares will not be entitled to share in any further distribution of the assets of the Company.

Restrictions on Dividends and Retirement and Issue of Shares
     So long as any of the Series 17 Shares are outstanding, the Company will not, without the approval of the holders of the Series 17 Shares:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 17 Shares) on shares of the Company ranking as to dividends junior to the Series 17 Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Series 17 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Series 17 Shares;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 17 Shares; or

(d)	issue any additional Series 17 Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 17 Shares;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 17 Shares and on all other shares of the Company ranking prior to or on a parity with the Series 17 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.
Shareholder Approvals
     In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 17 Shares as a series and any other approval to be given by the holders of the Series 17 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series 17 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 17 Shares then present would form the necessary quorum. At any meeting of holders of Series 17 Shares as a series, each such holder shall be entitled to one vote in respect of each Series 17 Share held.
Voting Rights
     The holders of the Series 17 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 17 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay eight quarterly dividends on the Series 17 Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 17 Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Series 17 Share held, provided that in respect of the election of directors, the holders of Series 17 Shares will vote with holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Series 17 Share dividends in arrears, the voting rights of the holders of the Series 17 Shares shall forthwith cease.

     The Company’s articles provide that each holder of shares entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder of shares multiplied by the number of directors to be elected. The holder of shares may cast all such votes in favour of the candidate or distribute them among the candidates in any manner the holder of shares sees fit. Where the holder of shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of shares shall be deemed to have divided his votes equally among the candidates for whom the holder of shares voted.
     Subject to applicable law and in addition to any other required shareholder approvals, the Company’s articles also require that all matters to be approved by shareholders (other than the election of directors) must be approved separately by the holders of the Company’s Class A Shares and by the holders of the Company’s Class B Limited Voting Shares.
Tax on Dividends
     The Company will elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada) (the “Tax Act”), to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Series 17 Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.
BOOK ENTRY ONLY SYSTEM
     Registration of interests in and transfers of the Series 17 Shares will be made only through a book entry only system administered by CDS. On or about November 20, 2006, the expected closing date of the Offering, but no later than November 27, 2006, the Company will deliver to CDS certificates evidencing the aggregate number of Series 17 Shares subscribed for under this Offering. Series 17 Shares must be purchased, transferred and surrendered for conversion or redemption through a participant in CDS (a ‘‘CDS Participant’’). All rights of an owner of Series 17 Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series 17 Shares. Upon purchase of any Series 17 Shares, the owner will receive only the customary confirmation. References in this Prospectus Supplement to a holder of or Series 17 Shares means, unless the context otherwise requires, the owner of the beneficial interest in such shares.
     The ability of a beneficial owner of Series 17 Shares to pledge the Series 17 Share or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.
     The Company has the option to terminate registration of the Series 17 Shares through the book entry only system in which case certificates for Series 17 Shares in fully registered form will be issued to beneficial owners of such shares or their nominees.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
     In the opinion of Torys LLP and of Goodmans LLP, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series 17 Shares pursuant to this Prospectus Supplement (a “Holder”) who, for purposes of the Tax Act, is a resident of Canada, deals at arm’s length with the Company, holds the Series 17 Shares as capital property and is not affiliated with the Company. This summary does not take into account the “mark-to-market” rules applicable to a “financial institution” within the meaning of section 142.2 of the Tax Act and such financial institutions are advised to consult with their own tax advisors.
     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

     This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance prior to the date hereof and counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”). This summary does not otherwise take into account or anticipate any change in law, whether by legislative, governmental or judicial action, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations.
Dividends
     Dividends (including deemed dividends) received on the Series 17 Shares by an individual will be included in the individual’s income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Draft legislation released by the Minister of Finance (Canada) on June 29, 2006 proposes to enhance such gross-up and dividend tax credit for eligible dividends received after 2005 from taxable Canadian corporations. Eligible dividends will generally include dividends paid after 2005 by taxable Canadian corporations, which dividends have been designated as eligible dividends by the dividend-paying corporations.
     Dividends (including deemed dividends) received on the Series 17 Shares by a corporation will be included in computing the corporation’s income and will generally be deductible in computing the taxable income of the corporation.
     The Series 17 Shares are “taxable preferred shares” as defined in the Tax Act. The terms of the Series 17 Shares require the Company to make the necessary election under Part VI.1 of the Tax Act so that corporate Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series 17 Shares.
     A “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received (or deemed to be received) on the Series 17 Shares to the extent such dividends are deductible in computing its taxable income.
Dispositions
     A Holder who disposes of or is deemed to dispose of Series 17 Shares (either on redemption or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such Holder. The amount of any deemed dividend arising on the redemption or acquisition by the Company of Series 17 Shares will not generally be included in computing the proceeds of disposition to a Holder for purposes of computing the capital gain or capital loss arising on the disposition of the Series 17 Shares. If the Holder is a corporation, any capital loss arising on the disposition of a Series 17 Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series 17 Share. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
     One-half of any capital gain will be included in computing the Holder’s income as a taxable capital gain. One-half of any capital loss may be deducted from the Holder’s taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to minimum tax under the Tax Act.
     Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax of 6 2/3% on such taxable capital gains.
Redemption
     If the Company redeems or otherwise acquires Series 17 Shares, other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market, the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Company in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. Generally, the difference between the amount paid by the Company and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not a dividend.
Conversion
     The conversion of the Series 17 Shares of a Holder into Class A Shares at the option of the Company will be deemed not to constitute a disposition of such Series 17 Shares and will not give rise to a capital gain or capital loss. The cost to the Holder of the Class A Shares issued on such conversion will, subject to averaging rules contained in the Tax Act, be the adjusted cost base to such Holder of such Series 17 Shares immediately before such conversion.
     Pursuant to counsel’s understanding of the CRA’s current administrative practice, a Holder of Series 17 Shares who receives cash not exceeding $200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share in computing the Holder’s income for the taxation year in which the conversion occurs or, alternatively, of reducing the adjusted cost base of the Class A Shares received at the time of the conversion by the amount of cash received by the Holder.
RISK FACTORS
     An investment in the Series 17 Shares is subject to a number of risks. Before deciding whether to invest in the Series 17 Shares, investors should consider carefully the risks relating to the Company set forth in the Prospectus and the information incorporated by reference in the Prospectus and this Prospectus Supplement. Specific reference is made to the sections entitled “Business Environment and Risks” in the Company’s AIF and in the management’s discussion and analysis of the Company, which are incorporated by reference in this Prospectus Supplement.
ELIGIBILITY FOR INVESTMENT
     In the opinion of Torys LLP and Goodmans LLP, the Series 17 Shares offered hereby, if issued on the date of this Prospectus Supplement, would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.
EXPERTS
     Certain legal matters relating to the Series 17 Shares offered by this Prospectus Supplement will be passed upon at the date of closing on behalf of the Company by Torys LLP and on behalf of the Underwriters by Goodmans LLP. As of November 10, 2006, the partners and associates of each of Torys LLP and Goodmans LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Company.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for the Series 17 Shares will be CIBC Mellon Trust Company at its principal office in the city of Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT
     We have read the prospectus supplement dated November 13, 2006 to a short form base shelf prospectus of Brookfield Asset Management Inc. (the “Company”) dated November 6, 2006 relating to the issue and sale of 8,000,000 Cumulative Class A Preference Shares, Series 17. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. Our report is dated February 8, 2006.

Toronto, Ontario	(signed) Deloitte & Touche LLP
November 13, 2006	Chartered Accountants

CERTIFICATE OF THE UNDERWRITERS
     Date: November 13, 2006
     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

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